UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

EXPLANATORY NOTE

Attached hereto as Exhibit 99.1 is the Convening Notice for the Extraordinary General Meeting of the shareholders of Moolec SA (the “Company”) to be held on April 22, 2025, at 1:00 p.m. Central European Time) at 35, avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. Matters submitted to the Extraordinary General Meeting include the approval of the transfer of the central administration (administration centrale) and registered office (siège social) of the Company from the Grand Duchy of Luxembourg to the Cayman Islands, and to set the registered office of the Company at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands, with effect as from the Effective Date (as defined in the convening notice), to acknowledge the Migration (as defined in the convening notice) and to approve the Share Capital Reduction (as defined in the convening notice) of the Company so as to reduce the share capital pursuant to the Consolidation Ratio (as defined in the convening notice), which will be set between 2:1 and 10:1.

On April 6, 2025, the Company received a letter from Theo SCSp and Union Group Ventures Ltd., acting as shareholders of the Company, holding together more than 10% of the share capital. The letter requested that, in accordance with Article 450-8 of Luxembourg law dated August 10, 1915, on commercial companies, as amended, three agenda items be added to the agenda of the EGM. Specifically, Theo SCSp and Union Group Ventures Ltd. requested the general meeting of shareholders to resolve upon the appointment of Diego Nicolás Marcos and Oscar Alejandro León Bentancor as directors of the Company, each with immediate effect, to last until the general meeting that will approve the accounts for the period ending on June 30, 2025. Furthermore, subject to the approval of Messrs. Marcos and Bentancor’s appointments, it should be acknowledged that as of the Effective Date, the composition of the board of directors will remain unchanged from its state as of the date of the EGM.

The Luxembourg-law governed Articles of Association to be adopted by the Company at the Extraordinary General Meeting of shareholders scheduled for April 22, 2024, subject to the approval of the first resolution, are substantially similar to the Articles of Association in effect before the Extraordinary General Meeting held on December 27, 2024 (the “2024 EGM”). The Cayman-law Articles of Association to be adopted by the Company at the EGM, subject to the approval of the ninth resolution, are substantially similar to those adopted at the 2024 EGM, except that paragraph 8 of the Memorandum of Association will be updated to reflect the Company’s share capital following the implementation of the share consolidation described in fourth, fifth and sixth resolutions.

This report on Form 6-K (including the exhibit hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibit List

Exhibit No.	Description
99.1	Convening Notice for the Extraordinary General Meeting of Shareholders of Moolec Science SA
99.2	Notification related to the addition of agenda items to the General Meeting to be held on April 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOOLEC SCIENCE SA
(Registrant)

Dated: April 7, 2025	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

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